Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND OPERATING RESULTS

This management’s discussion and analysis (“MD&A”), dated June 22, 2005, is a year-over-year review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company”). The information in this MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 17 to the consolidated financial statements.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity.  Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Description of Business

The Company is a producer and marketer of metallurgical coal.  The Company has begun producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property and intends to begin producing coking coal in the autumn of 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX Venture Exchange (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Overview

SUMMARY

(Thousands of dollars, except per unit amounts)	2005	2004	2003
Statement of operations
Revenues	$19,675	$-	$-
Income from operations	1,564	-	-
Loss before other income and income taxes	(1,518)	(1,056)	(3,332)
Foreign exchange gain	2,006	30	17
Net Loss	$(453)	$(1,113)	$(3,458)

Basic and diluted loss per share	(0.01)	(0.03)	(0.12)

Balance Sheet
Total assets	$59,856	$16,931	$11,125
Total long-term debt	$-	$1,600	$600
Total liabilities	$31,579	$4,880	$786
Shareholders' equity	$28,277	$12,051	$10,339

Volumes and Prices
Coal production (thousands of tonnes)	377	-	-
Coal sales (thousands of tonnes)	290	-	-
Average US $ coal price (per tonne)	55	-	-
Average CDN$ coal price (per tonne)	68	-	-

The Company began commercial operations at its Willow Creek coal mine during the year ended March 31, 2005. Coal mining commenced in August 2004 and coal shipments to customers have been made since September 2004. The decision to develop the Willow Creek mine was in response to increasing coal prices and strong demand for low volatile metallurgical coal that emerged in early 2004.

Significant highlights during the year ended March 31, 2005 were:

•

additional financing raised by the Company;

•

design and construction of site coal handling facilities; and

•

commencement of operations and sales.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Results of Operations

Revenue

For the period to March 31, 2005, the Company entered into agreements to sell 523,000 tonnes of its PCI product at a weighted average price of approximately US$55 per tonne. These contracts were with customers representing the leading steel producers in Asia and Europe. All of the Company’s current contracted sales are for export.

Actual sales for the year ended March 31, 2005 were $19.675 million representing 290,000 tonnes of product. The realized average sales price for the year was $68 per tonne (US$55). The remaining 233,000 contracted tonnes have been carried over for delivery to customers in the fiscal year beginning April 1, 2005. The shortfall in tonnage sold under contract was due to rail service delays, particularly through January to March and later than planned completion of the Willow Creek processing plant as a result of adverse weather conditions and the later than scheduled acquisition of certain critical equipment.

All of the Company’s sales are made in United States Dollars (“US$”) while its operating expenses are payable in Canadian Dollars (“CAD$”). The Company has put in place forward exchange contracts to sell US$ in order to mitigate the impact of changes in exchange between US$ and CAD$. For the year ended March 31, 2005, the Company realized exchange gains of $1.77 million due to the continued weakening of the US$ relative to the forward exchange contracts that had been entered into. In addition, the Company reported an unrealized exchange gain of $0.236 million arising from the weaker US$ relative to the CAD$.

As at March 31, 2005, the Company has forward contracts of US$40.1 million outstanding. The rates at which US$ will be sold range between 1.18134 to 1.2395. Accordingly, the recent weakening of the CAD$ is likely to cause the Company to experience future foreign exchange losses relative to sales covered by forward contracts.

For the fiscal year ending March 31, 2006, the Company has contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. In addition, the Company has contracted to deliver an additional 1,500,000 tonnes to its Asian customer base over multi-year terms up to five years. This contracted tonnage is in addition to the 735,000 tonnes for the year ended March 31, 2006, and is subject to annual price negotiations, which is customary and a normal term in the industry.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Cost of Operations

2005

Coal sales (tonnes)	290,000
Coal production (tonnes)	377,100

($'000s)
Mining and transportation costs	$16,239
Less: Selling costs included in mining and transportation	(826)
Mining, transportation and port receiving costs	$15,413

Mining, transportation and port receiving cost of
product sold (per tonne)	$53.21

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities respectively at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial deferred development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the year relating to direct costs for mining, processing, transport and port receiving charges was $53.21. To facilitate a better understanding of this measure a reconciliation of this factor to the audited consolidated financial statements for the year ended March 31, 2005 is provided in the table above.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Total cost of operations for the year ended March 31, 2005, was $18.111 million. In addition to the direct costs discussed above, the Company incurred a one-time demurrage charge of $0.613 million that arose in March due to its inability to rail sufficient coal to the port for a timely shipment delivery. This related to rail service delays during the January to March period.

Selling costs for the period totaled $3.83 per tonne and administrative/amortization costs totaled a combined $3.36 per tonne. These costs include selling commissions, port charges relating to vessel loading, costs associated with coal sampling as well as costs relating to the depletion and depreciation of the mineral property and plant and equipment respectively.

Operating costs were higher than originally expected due to the need to mine additional overburden to develop the mine and also due to higher than expected contract mining costs.

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $3.082 million for the year ended March 31, 2005. This represents an increase of $2.026 million or 192% from the prior year. The increase can be attributed to the significantly higher activity level directed to bringing the Willow Creek Coal Mine into production with most expense categories experiencing significant percentage increases over the prior year.

Salaries and stock-based compensation accounted for a $1.221 million increase compared to the prior year. The increase in compensation expense was due to the recognition of stock-based compensation expense of $1.226 million and the Company’s decision to enhance its management capabilities through the addition of new personnel in order to support present and anticipated growth in its operations.

Professional fees increased by $0.455 million over the prior year.  The majority of these professional services were provided by the Company’s legal counsel and were incurred as a result of the increased number of contracts and financing arrangements entered into or considered by the Company such as loan agreements with Marubeni and The Rockside Foundation, issues relating to the development of the Willow Creek Coal Mine and general consultation on corporate legal matters.

Consulting and management fees increased $0.208 million compared to the prior year.  This increase was attributable to the Company’s agreement with its former President whereby it issued shares for the provision of management and technical services. In addition, for part of the year the Company engaged the services of an investor relations provider.

Costs related to filing fees, transfer agent, promotion and marketing increased $0.114 million from the prior year due to increases in the Company’s investor relations activities and additional share issuances during the year.

Interest and financing costs increased by $0.805 million over the prior year due primarily to higher levels of debt incurred to fund completion of the Willow Creek mine’s infrastructure and to begin mine operations.  Accordingly, during the year the Company took on increased levels of debt, increasing from $4 million to $20.199 million. The Company also incurred an increase in interest and financing costs due to the note from The Rockside Foundation which bears interest at 10% and includes additional costs related to bonus shares incurred as financing fees.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Net Loss

As a result of the foregoing, the Company realized a consolidated net loss for the year ended March 31, 2005 of $0.453 million or $0.01 per share.

Selected Quarterly Information

	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003	Quarter ended September 30, 2003	Quarter ended June 30, 2003
Total Revenues (millions)	$7.223	$9.189	$3.263	Nil	Nil	Nil	Nil	Nil
Production (tonnes)	153,922	137,575	86,469	Nil	Nil	Nil	Nil	Nil
Sales (tonnes)	97,402	146,203	46,076	Nil	Nil	Nil	Nil	Nil
Net Income (Loss) (millions)	($2.342)	$1.664	$0.756	($0.531)	($0.326)	($0.576)	($0.368)	($0.2114)
Basic and diluted net income (loss) per Share	($0.03)	$0.03	$0.01	($0.01)	($0.01)	($0.02)	($0.01)	($0.01)

Production at the Willow Creek mine has increased on a per quarter basis in line with the expansion of operations and the completion of a coal processing plant in mid-February 2005. The Company is currently targeting a monthly production rate of 110,000 tonnes and expects to reach this output level beginning in July 2005.  Production in April 2005 was limited by rail capacity but deliveries to the port increased to 86,000 tonnes in May and are expected to be 92,000 tonnes in June as a result of significantly improved rail capacity.

The poorer than expected results in the fourth quarter were as a result of the increased production costs and the Company’s decision not to actively seek additional sales during the period due to concerns about rail service.  During the fourth quarter, the Company experienced difficulties with rail service from the Willow Creek mine to the port in North Vancouver, due to capacity problems experienced by the rail service provider.  These problems hampered efforts to deliver coal to the port for shipment to customers.

Since the year end, the Company has held various discussions with the rail service provider regarding its ability to meet the Company’s shipping forecasts. The railway has advised that their ongoing operating plan will be sufficient to meet the Company’s railing needs, and the Company has experienced improved service from its rail carrier during recent periods.  Problems in rail service could adversely affect the Company’s results of operations and financial condition during future periods.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Liquidity, Financial Condition and Capital Resources

As at March 31, 2005, the Company had cash of $2.2 million and a working capital deficiency of $9.9 million compared to a working capital deficiency of $3.207 million at March 31, 2004.  This deficit reflects the classification of the entire $20.2 million amount of the Company’s indebtedness as a current liability as of March 31, 2005.  The Company’s outstanding indebtedness consists primarily of borrowings from Marubeni and The Rockside Foundation used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.  Approximately $1 million of the Company’s indebtedness reflects debt incurred to finance its acquisition of the final one-third share of the Willow Creek joint venture in the prior fiscal year.

During the year ended March 31, 2004, the Company issued a $4.0 million promissory note to Mitsui Matsushima Canada Ltd, in payment of a portion of the purchase price for its one-third interest in the Willow Creek Coal Mine.  As of March 31, 2005, $1.0 million remained outstanding under the note, which bears interest at 7.0% per annum and is secured by the Company’s assets.  The remaining $1 million portion of the note is payable on June 30, 2005.

In May 2004, the Company entered into a credit agreement with Marubeni Corporation providing for a US$7.6 million credit facility, which could be drawn down on a non-revolving basis.  That facility has been fully drawn down.  Amounts outstanding under the Marubeni facility bear interest at LIBOR plus 4.0%, and are secured by an interest in the Company’s assets that ranks pari passu with the current security interest held by Mitsui Matsushima.  As at March 31, 2005, the current balance owing to Marubeni was $8.494 million.

The Company also entered into a Credit Facility Agreement (the “Agreement”) with The Rockside Foundation (“Rockside”) for an aggregate amount up to US$ 7.0 million, further amended on December 30 to increase the loan to US$ 8.85 million.  The principal is due on November 26, 2005 together with interest at an annual rate of 10%. Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding. The loan is secured by the Company’s assets, subordinated to the security interests held by Mitsui Matsushima and Marubeni, and may be repaid at any time prior to maturity, without notice or penalty. For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount.  A further 30,306 shares are to be issued to Rockside as at March 31, 2005, representing the 3% bonus due by the Company upon receipt of the subsequent $5,100,000. As at the date of this MD&A, Rockside are due to receive 60,612 shares representing a 6% bonus on the amount advanced.

The Company also engaged in equity financings during the year ended March 31, 2005.   In May 2004, it issued 3,333,334 common shares to investors in a non-brokered private placement and raised gross proceeds of approximately $3 million.  In March 2005, the Company completed a private placement of 1,500,000 units (consisting of one share and a warrant to purchase one-half of one share exercisable at a price of $6.25 per share) and realized gross proceeds of $8.4 million.   During the year ended March 31, 2005, 13,718,181 warrants and 880,000 options were exercised for total proceeds of $3.831 million.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

The Company is currently engaged in negotiations with several unaffiliated institutional lenders to restructure its existing financing arrangements. The financing is to be utilized to repay part of the existing indebtedness, finance construction of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. Non-binding proposal letters have been signed to provide (a) a $20 million operating line of credit secured upon the Company’s inventory and trade receivables and (b) up to $10 million secured on the Company’s current production facilities. The completion of these transactions is subject to numerous conditions, including completion of due diligence processes and negotiation of final documentation.

The commencement of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward.  In addition, and as a result of the capital investments and other normal course of business purchases, the outstanding Goods and Services Tax receivable is $2.438 million.

Operating activities produced a negative cash flow of $3.682 million for the year ended March 31, 2005.  While income from coal operations was $1.564 million, this was offset by significant increases in accounts receivable, inventory and prepaid expenses due to the Company’s increasing demand for working capital.  Financing activities provided $31.075 million for the year which included proceeds derived from the issuance of capital stock, and cash received from various loan borrowings, net of loan repayments.  A substantial increase in investing activities associated with development activities at the Willow Creek Mine resulted in total cash usage of $22.778 million for the year.  Some of the more significant items included in this total are construction costs of $18.283 million, which includes road building and site preparation, construction of crusher, conveying systems coal handling facilities and a railway siding.  Geotechnical and engineering costs were $1.876 million for the project management and design of various elements of the construction project.

The result of these cash flows was an increase in cash of $2.145 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely as the Company continues to anticipate significant expenditures due to increasing the production rate, ongoing capital expenditures to achieve the increased production rate as well as to construct the coal preparation plant. Coal revenues will ultimately increase as a result of the successful conclusion of each of these activities.

To date, while the Company has realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, or if the cost of its capital projects exceed the current estimates, it will have to continue reliance upon equity issuances and debt to fund its operations. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Outlook

The following discussion will highlight our expectations for the coming year and in which we anticipate that improved results will be achieved in fiscal year 2006.

We have seen the contracted coal prices rise significantly from 2004 as the market for metallurgical coal has proven to be supply constrained with the continued strong demand in the global steel industry.  We expect the trend to continue in the 2005 fiscal year and into 2006.  On the supply side, we expect to see new production on stream and coal producers increasing their production to near capacity.  The Company will remain highly focused on increasing its own capacity and production and anticipates producing approximately 1.20 million tonnes of PCI coal and 0.35 million tonnes of coking coal in the 2005/2006 fiscal year.

The Company has filed a permit amendment application with the British Columbia provincial government regulators requesting an increase from the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area, known as the mine “footprint,” utilized in the mining process.

The Company has concluded negotiations for 2,235,000 tonnes to be delivered to its Asian and European customer base over multi-year terms of up to five years as shown in the table below:

Contracted Coal Sales in Tonnes for the Years ended March 31,
2006 (JFY 2005)	2007 (JFY 2006)	2008 (JFY 2007)	2009 (JFY 2008)	2010 (JFY 2009)	TOTAL
735,000	550,000	550,000	200,000	200,000	2,235,000

The Company is also continuing negotiations for delivery of coal into its other geographic markets for the balance of its planned PCI and coking coal production for the year ending March 31, 2006. With the expected growth in mining activities in British Columbia this coming year, the Company has been working with its customers, rail provider, and terminal operator, to ensure adequate capacity for a smooth supply chain for its deliveries. Based on these discussions, the Company is confident that all required needs will be met to ensure sufficient service and a strong ability to secure supply of coal to its customers.

The Company estimates it will require approximately $19 million for its capital plans for the coming year which include the completion of Phase III of the infrastructure at Willow Creek, and the initiation of a drill program to further develop reserves at its Pine Pass property, located approximately 12 kilometres by road from the Company’s processing and rail loading facilities at the Willow Creek mine.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

The Company has completed the commissioning of the majority of the equipment constructed and installed at the Willow Creek Coal Mine as part of Phase I and II mine of the development.  This infrastructure is capable of producing 2.2 million tonnes of coal per year.  Phase III, consisting principally of a coal preparation plant that is required for coal seams planned to be mined later this calendar year, began in April 2005 and is targeted for completion in the autumn of 2005. The Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes upon the completion and full commissioning of Phase III.

This year, the Company plans to execute the following initiatives:

•

Complete the of infrastructure (Phase III) at the Willow Creek mine

•

Increase output from Willow Creek to its full planned capacity to take advantage of a strong market demand

•

Explore its nearby mineral properties to determine the extent of coal deposits to increase reserves and develop a plan for their development to expand production

•

Continue to develop relationships with a broad customer base and diversify into new geographic markets

•

Increase the Company’s visibility by submitting an application to graduate from the TSX Venture Exchange to the Toronto Stock Exchange.

Changes in Accounting Policies including Initial Adoption

During the year ended March 31, 2005, the Company changed its status from that of an exploration stage company to one that is in production. This change in operations caused the initial adoption of a number of new accounting policies as detailed below:

Revenue recognition

Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due. The value of the shipment is determined by use of standard draft survey results and quality testing, which is accepted by the customer as part of the shipping documentation. Invoicing and pricing terms are based on negotiated contracts with the customer and follow standard industry practices. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on the first-in, first-out basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and mine overheads.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Mineral properties, plant and equipment

(i) Mineral property, plant and equipment

Operating mineral properties, plant and equipment are carried at cost less depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Mineral property costs are amortized on a unit-of-production method over the property’s reserves. Changes to the reserve basis are taken into account prospectively. Depletion is recognized as a cost at the date of sale, based on tonnage sold. The initial mine site feasibility study was prepared by Norwest Mine Services Ltd., in September 2002.  This report indicated total recoverable coal reserves of 15,181,179 metric tonnes, with an estimated mine life of 15 years.  The initial depletion base used in the current year is the value of the deferred development at March 31, 2004 which was $16,842,989.  Depletion will be recognized as a cost at the date of the sale, based on a per tonnage charge.  The depletion base will be adjusted at the end of each reporting period, to reflect the full development costs as construction and development projects are completed.

The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.

(ii) Non-producing properties

The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned.  Costs pertaining to properties developed to production are amortized over the estimated productive life of the property.  Costs pertaining to properties sold or abandoned are written-off.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

Asset retirement obligation

The Company has adopted CICA 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The liability was measured at its fair value of $653,000 on March 31, 2005. This amount represents the estimated costs to restore the site to its original use once the mining operations are complete or ceased. The size of the current site as March 31, 2005, was approximately 54.8 hectares, and the provision will be adjusted as the site is further developed or changes in restoration costs are known. The liability will be adjusted for the accretion to fair value and any changes in amount or timing of the underlying cash flows.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Initial Mine Start-up, Site Preparation, Waste Mining

Mine start up costs to date includes mobilization costs for the mining contractor and the initial stripping of the mine site.  The costs associated with mobilization will be amortized over 5 years.  The initial removal of waste rock was included as deferred development, and is included in the depletion base.

Forward Foreign Exchange Contracts

The Company has entered into a series of forward contracts to sell US dollars.  These transactions do not qualify as hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, contracts are revalued to market at the end of each reporting period with gains or losses being included in results of operations.

Transactions with Related Parties

The Company has completed an agreement to enter into a transaction with The Rockside Foundation, described in detail in “Liquidity, Financial Condition and Capital Resources”, whereby the Company has completed a transaction to borrow from Rockside the aggregate principal sum of up to US$8.85 million, together with interest thereon at the rate of 10% per annum payable monthly.

To the knowledge of the Company Rockside owns 19.46% of the Company as of the date of this report and is a related party to the Company, as such, term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at June 22, 2005, the Company had the following securities issued and outstanding:

Common shares	70,296,858
Share purchase options	2,760,000
Share purchase warrants	750,000

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director, President and Chief Executive Officer

Mark T.  Smith

Director

Clay Gillespie

Director

Gordon Fretwell

Director

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Sam Yik

Corporate Vice President

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2005

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the year ended March 31, 2005, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2005, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.